Alchemy Investments Acquisition Corp 1

850 Library Avenue, Suite 204-F

Newark, DE 19711

May 2, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ameen Hamady and Benjamin Holt

Re:	Alchemy Investments Acquisition Corp 1 Registration Statement on Form S-1 File No. 333-268659

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alchemy Investments Acquisition Corp 1 (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on May 4, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Tamar Donikyan, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 909-3421, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Mattia Tomba
Mattia Tomba
Co-Chief Executive Officer